UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 1, 2012

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew Q3 Results”, dated November 1, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: November 1, 2012	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Item 1

Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	www.smith-nephew.com
London WC2N 6LA

Smith & Nephew Q3 Results

1 November 2012

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the third quarter ended 29 September 2012.

	3 months* to			9 months to
	29 Sep 2012 $m	1 Oct 2011 $m	Underlying change %	29 Sep 2012 $m	1 Oct 2011 $m	Underlying change %
Revenue[1]	952	1,032	1	3,060	3,164	2
Trading profit[2]	207	205	10	693	682	7
Operating profit[2]	187	191		633	648
Trading profit margin (%)	21.7	19.8	190bps	22.6	21.5	110bps
EPSA (cents)[3]	16.6	16.2		54.2	52.6
EPS (cents)	15.0	14.9		65.6	49.6

Divisional revenue[1]
Advanced Surgical Devices global	698	774	0	2,311	2,416	2
Advanced Wound Management global	254	258	4	749	748	4

*	Q3 2012 comprises 63 trading days (2011: 63 trading days).

Q3 Financial Highlights

•	Revenue of $952 million, up 1% on an underlying basis

•	Trading profit of $207 million, up 10% on an underlying basis

•	Trading profit margin up 190 bps to 21.7% as efficiency benefits come through

•	Continued strong performance from Advanced Wound Management and Sports Medicine Joint Repair

•	EPSA at 16.6 cents, up 2%

•	Sustained strong cash generation with net cash now $379 million

Commenting, Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

“I am pleased to report an underlying 10% increase in trading profit for the quarter to $207 million. The benefits of our efficiency improvements have helped to offset the impact of on-going tough conditions in Europe, and we continued to make good commercial progress in the emerging markets. Our Advanced Wound Management business continued to thrive, growing at twice the market rate.

“Smith & Nephew’s strategic priorities are about making choices for the long term benefit of our business, by allocating resources to the areas where we can achieve the greatest returns. I am confident that by following this strategy we are shaping the Group to respond to the market conditions and opportunities we face.”

News

Analyst presentation and conference call

An analyst presentation and conference call to discuss Smith & Nephew’s third quarter results will be held at 12.30pm GMT/8.30am EST today, Thursday 1 November. This will be broadcast live on the company’s website and will be available on demand shortly following the close of the call at http://www.smith-nephew.com/Q312. If interested parties are unable to connect to the web, a listen-only service is available by calling +44 (0) 20 7136 2055 in the UK or +1 21 2444 0412 in the US (passcode 7433755). Analysts should contact Jennifer Heagney on +44 (0) 20 7960 2255 or by email at jennifer.heagney@smith-nephew.com for conference call details.

Notes

1	Unless otherwise specified as ‘reported’ all revenue increases/decreases throughout this document are underlying increases/decreases after adjusting for the effects of currency translation and disposals. See note 4 to the financial statements for a reconciliation of these measures to results reported under IFRS.

2	A reconciliation from operating profit to trading profit is given in note 5 to the financial statements. The underlying increase in trading profit is the increase in trading profit after adjusting for the effects of currency translation and disposals.

3	Adjusted earnings per ordinary share (‘EPSA’) growth is as reported, not underlying, and is stated before restructuring and rationalisation costs, amortisation of acquisition intangibles, profit on disposal of net assets held for sale and taxation thereon. See note 2 to the financial statements.

4	All numbers given are for the quarter ended 29 September 2012 unless stated otherwise.

5	References to market growth rates are estimates generated by Smith & Nephew based on a variety of sources.

Enquiries

Investors
Phil Cowdy	+44(0) 20 7401 7646
Smith & Nephew

Media
Charles Reynolds	+44(0) 20 7401 7646
Smith & Nephew

Andrew Mitchell / Justine McIlroy	+44(0) 20 7404 5959
Brunswick

Third Quarter Results

Our revenue was $952 million in the quarter, up 1% on an underlying basis year-on-year. On a reported basis revenue was down -8%, reflecting a -4% negative currency impact and a -5% effect from the loss of revenues from the old Biologics and Clinical Therapies business following the Bioventus transaction.

Trading profit in the quarter was $207 million, up 10% underlying on last year (2011: $205 million). This resulted in a Group trading profit margin of 21.7%, a strong performance, and 190 basis points ahead of 2011. This margin improvement demonstrates the positive impact of the restructuring of Advanced Surgical Devices against the weak comparable last year.

Conditions across our Established Markets remained challenging, particularly in Europe which has further deteriorated from the previous quarter. We delivered 2% growth in the US, in our other Established Markets we saw a -1% decline and in the Emerging and International Markets, 6% growth.

The net interest receivable for the period was $2 million. The tax rate for the quarter, and estimated effective rate for the full year, was 30.2% on profit before restructuring and rationalisation costs and amortisation of acquisition intangibles. Adjusted attributable profit of $149 million is before these items and taxation thereon.

Adjusted earnings per share in the quarter grew 2% to 16.6¢ (83.0¢ per American Depositary Share, “ADS”), compared to 16.2¢ last year (81.0¢ per ADS). Basic earnings per share was 15.0¢ (75.0¢ per ADS) (2011: 14.9¢).

Trading cash flow (defined as cash generated from operations less capital expenditure but before restructuring and rationalisation costs) was $264 million in the quarter, continuing its positive trend and reflecting a trading profit to cash conversion ratio of 128% (2011: 102%).

The Group had $379 million net cash at the period end, against net cash of $150 million at the end of Q2 2012 and net debt of $196 million at Q3 2011.

Advanced Surgical Devices global (“ASD”)

ASD delivered total revenue of $698 million in the quarter, flat on last year on an underlying basis (excluding a -3% currency headwind and -7% impact from the Bioventus transaction) (2011: $774 million). Revenue in the US was flat, whilst our other Established Markets declined by -1% and overall we saw weaker market conditions, particularly in Europe. We achieved a 3% increase in the Emerging and International Markets. This increase, lower than recent quarters, mainly reflects distributor buying patterns and is against a strong comparable. In China we continue to grow at over 20%.

Trading profit margin increased 330 basis points to 21.3% (2011: 18.0%) and trading profit increased to $149 million, as the benefits from our actions to restructure ASD come through against a weak comparable. The US restructuring is well advanced and our programmes are fully underway in Europe, from which we expect to deliver further efficiency benefits in the future.

Like-for-like price pressure across our Hip and Knee Implant and Trauma franchises remained similar to previous quarters, at around -2%. Price pressure was partially offset through mix gains.

Our Knee Implant franchise had a weaker quarter with a decline of -1% against a strong comparable. This compares to an estimated market growth of 2%. This reflects both the increased weakness in the European market where we have a proportionately larger market position, and also our position in the knee new product cycle. Our new JOURNEY¯ II system is in clinical evaluation and full global market release is expected in late 2013 or early 2014. The LEGION¯ Hinge Knee system with its leading kinematic design was launched in the US last quarter and will be introduced in Europe early next year.

In Hip Implants, excluding our metal-on-metal products, revenues were flat, an improvement on the prior quarter. The total hip market was estimated to be flat at 0%. The focus areas of our traditional hip implant portfolio, including the R3¯ Acetabular System, the POLARCUP¯ Dual Mobility Hip System, the SMF¯ Short Modular Femoral Hip System and products featuring our VERILAST¯ bearing technology, all saw good growth in revenue. Our new hip revision system, REDAPT¯, is currently in limited market release and is on track to launch in the US in late Q4 2012.

Revenue across the whole hip franchise was down -4%. Sales of our BIRMINGHAM HIP¯ Resurfacing System (“BHR”) were down -36% compared with last year.

Our Sports Medicine Joint Repair franchise had a strong quarter, with revenue up 8%. The US was particularly strong, with double digit revenue growth. In the quarter we launched several new products. This included the ENDOBUTTON¯ CL Ultra 10mm fixation device, which extends this leading range to the growing number of surgeons who use the anatomic technique for anterior cruciate ligament (ACL) knee repair. We also obtained US FDA clearance for expanding the indications of six of our repair products, including HEALICOIL¯ PK Suture Anchor and the OSTEORAPTOR¯ Suture Anchor for use in hip arthroscopy.

Revenue in our Arthroscopic Enabling Technologies franchise fell by -3%, consistent with the prior quarter, as customers reduced their capital spending on visualisation equipment.

Revenue from our Trauma franchise was up 2%, which was the same as the overall estimated market growth rate of 3% after the -1% impact of our expiring US royalties, as previously highlighted. We have started implementing our refined Trauma commercial model, as we increase our focus and resources to address the opportunities we see in the high growth trauma and extremities markets. In particular, we have started creating focused US sales teams to serve our trauma and extremities customers and their differing requirements.

Advanced Wound Management global (“AWM”)

AWM continued to deliver strong underlying growth, with revenue growing at 4% (excluding a -6% currency impact) to $254 million (2011: $258 million), double the estimated market rate of 2%. This was another good result set against a slightly weaker market. In addition, we had a strong comparator quarter when we benefitted from the effects of the consolidation of our distributor network in Canada, which particularly impacted our Exudate and Infection Management franchises.

The US achieved growth of 11%, driven by a very strong performance from Negative Pressure Wound Therapy (“NPWT”). The Established Markets outside the US were flat, we saw good performances from France, Germany and the Nordics, but Spain was very weak, declining at over -20%. Our Emerging and International Markets grew strongly at 15%. Exudate Management and Infection Management declined in the quarter at -1% and -6% respectively.

Growth from our NPWT portfolio was very strong. We had a successful launch of RENASYS¯ NPWT and VERSAJET¯ in Japan in the quarter and expect to gain significant market share from our position in Japan as the market leader in advanced wound care. More generally in NPWT we continue winning large hospital accounts in the US and Europe. PICO¯ is now making a meaningful contribution to our growth rate and revenues.

In total we added 10 new products and line-extensions in the quarter. Last quarter we launched ALLEVYN¯ Life, which has been progressing well and we are expanding into additional countries and adding to the range.

Smith & Nephew has entered into a global settlement agreement with Wake Forest University that will resolve all existing NPWT patent litigation between the two parties. The terms of the agreement are confidential.

The AWM trading margin was 250 basis points lower than the prior year at 22.9% (2011: 25.4%) largely due to the settlement with Wake Forest University. Trading profit in the quarter was $58 million (2011: $66 million).

Nine Months to 29 September 2012

For the period, reported revenues were $3,060 million, with underlying growth up 2% compared to the same period last year (excluding a -2% currency headwind and -3% impact of Bioventus transaction) (2011: $3,164 million).

Reported trading profit for the nine month period was $693 million (2011: $682 million) with the trading profit margin up 110 basis points to 22.6%.

The net interest charge was $nil. The tax charge of $298 million is based upon an estimated effective rate for the full year of 30.2% on profit before restructuring and rationalisation costs, amortisation of acquisition intangibles and profit on disposal of net assets held for sale. Adjusted attributable profit before these items and taxation thereon was $485 million and attributable profit was $587 million.

EPSA increased year-on-year to 54.2¢ (271.0¢ per ADS) (2011: 52.6¢). Reported basic earnings per share was 65.6¢ (328.0¢ per ADS), compared to 49.6¢ (248.0¢ per ADS) in the same period of 2011.

Trading cash flow was $741 million compared with $657 million a year ago. This is a trading profit to cash conversion ratio of 107% compared with 96%.

Outlook

We do not see any change in the outlook for the Group as a whole for 2012; however, we continue to see variation in performance at a product franchise level.

In Advanced Wound Management, we are seeing excellent growth relative to the market, driven by NPWT market share gains. Conversely in hips we have seen stronger and longer-lasting BHR headwinds and we are seeing a slightly lower knee growth relative to market than we had expected. Sports Medicine and Trauma continue performing in line with our expectations.

We are seeing significant challenges in Europe, where we have about 30% of our revenues, and expect this to continue.

We have consistently been delivering on our trading profit margin improvement, and our guidance for the full year is unchanged.

About Us

Smith & Nephew is a global medical technology business dedicated to helping improve people’s lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma, Smith & Nephew has almost 11,000 employees and a presence in more than 90 countries. Annual sales in 2011 were nearly $4.3 billion. Smith & Nephew is a member of the FTSE100 (LSE: SN, NYSE: SNN).

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payors and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in integrating acquired businesses, and disruption that may result from changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business or competitive nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

¯	Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SMITH & NEPHEW plc

2012 QUARTER THREE RESULTS

Unaudited Group Income Statement for the three months and nine months to 29 September 2012

3 Months 2011 $m	3 Months 2012 $m		Notes	9 Months 2012 $m	9 Months 2011 $m

1,032	952	Revenue	4	3,060	3,164
(281)	(244)	Cost of goods sold		(780)	(844)

751	708	Gross profit		2,280	2,320
(517)	(481)	Selling, general and administrative expenses		(1,522)	(1,546)
(43)	(40)	Research and development expenses		(125)	(126)

191	187	Operating profit	5	633	648
1	4	Interest receivable		7	3
(3)	(2)	Interest payable		(7)	(9)
(1)	(1)	Other finance costs		(3)	(4)
—	5	Share of profit from associates		4	—
—	—	Profit on disposal of net assets held for sale	10	251	—

188	193	Profit before taxation		885	638
(55)	(59)	Taxation	8	(298)	(196)

133	134	Attributable profit (A)		587	442

		Earnings per share (A)	2
14.9 ¢	15.0 ¢	Basic		65.6 ¢	49.6 ¢
14.9 ¢	14.9 ¢	Diluted		65.2 ¢	49.4 ¢

Unaudited Group Statement of Comprehensive Income for the three months and nine months to 29 September 2012

3 Months 2011 $m	3 Months 2012 $m		9 Months 2012 $m	9 Months 2011 $m

133	134	Attributable profit (A)	587	442
		Other comprehensive income:
(108)	35	Translation adjustments	20	(4)
15	(5)	Net (losses)/gains on cash flow hedges	(7)	14
(95)	(44)	Actuarial losses on defined benefit pension plans	(63)	(82)
28	11	Taxation on items taken directly to equity	20	25

(160)	(3)	Other comprehensive income for the period, net of tax	(30)	(47)

(27)	131	Total comprehensive income for the period (A)	557	395

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2012 QUARTER THREE RESULTS (continued)

Unaudited Group Balance Sheet as at 29 September 2012

31 Dec 2011 $m		Notes	29 Sep 2012 $m	1 Oct 2011 $m
	ASSETS
	Non-current assets
783	Property, plant and equipment		764	787
1,096	Goodwill		1,103	1,151
423	Intangible assets		400	402
4	Other financial assets		167	5
13	Investment in associates	11	129	13
223	Deferred tax assets		146	243

2,542			2,709	2,601
	Current assets
859	Inventories		890	904
1,037	Trade and other receivables		953	1,024
184	Cash and cash equivalents	12	445	292

2,080			2,288	2,220
125	Assets held for sale		—	—

4,747	TOTAL ASSETS		4,997	4,821

	EQUITY AND LIABILITIES
	Equity attributable to equity holders of the parent:
191	Share capital		192	191
413	Share premium		467	410
(766)	Treasury shares		(746)	(771)
91	Other reserves		104	126
3,258	Retained earnings		3,625	3,101

3,187	Total equity		3,642	3,057

	Non-current liabilities
16	Long-term borrowings	12	16	16
287	Retirement benefit obligations		319	304
8	Other payables due after one year		8	11
45	Provisions due after one year		47	70
66	Deferred tax liabilities		57	77

422			447	478

	Current liabilities
306	Bank overdrafts and loans due within one year	12	53	473
564	Trade and other payables due within one year		646	622
78	Provisions due within one year		50	33
171	Current tax payable		159	158

1,119			908	1,286
19	Liabilities directly associated with assets held for sale		—	—

1,560	Total liabilities		1,355	1,764

4,747	TOTAL EQUITY AND LIABILITIES		4,997	4,821

SMITH & NEPHEW plc

2012 QUARTER THREE RESULTS (continued)

Unaudited Condensed Group Cash Flow Statement for the three months and nine months to 29 September 2012

3 Months 2011 $m	3 Months 2012 $m		9 Months 2012 $m	9 Months 2011 $m
		Net cash inflow from operating activities
188	193	Profit before taxation	885	638
2	(2)	Net interest payable/(receivable)	—	6
82	82	Depreciation and amortisation	240	228
—	(5)	Share of profit from associates	(4)	—
—	—	Profit on disposal of net assets held for sale	(251)	—
7	9	Share based payment expense	29	23
(8)	33	Movement in working capital and provisions	(30)	(47)

271	310	Cash generated from operations (B)	869	848
(2)	—	Net interest paid	(3)	(6)
(64)	(58)	Income taxes paid	(216)	(229)

205	252	Net cash inflow from operating activities	650	613

		Cash flows from investing activities
—	—	Proceeds on disposal of net assets held for sale	103	—
—	—	Investment in associate	(10)	—
—	—	Acquisitions (net of $2m of cash acquired)	—	(33)
(67)	(57)	Capital expenditure	(187)	(200)

(67)	(57)	Net cash used in investing activities	(94)	(233)

138	195	Cash flow before financing activities	556	380

		Cash flows from financing activities
2	34	Proceeds from issue of ordinary share capital	55	14
—	—	Proceeds from own shares	—	4
—	—	Purchase of own shares	—	(6)
—	—	Equity dividends paid	(97)	(88)
(77)	(4)	Cash movements in borrowings	(258)	(231)
(2)	(8)	Settlement of currency swaps	(3)	—

(77)	22	Net cash (used in)/from financing activities	(303)	(307)

61	217	Net increase in cash and cash equivalents	253	73
215	196	Cash and cash equivalents at beginning of period	161	195
(11)	4	Exchange adjustments	3	(3)

265	417	Cash and cash equivalents at end of period (C)	417	265

B	Including cash outflows in the nine month period to 29 September 2012 of $37 million (2011 – $6 million) relating to restructuring and rationalisation costs and a legal settlement of $22 million (2011 – $nil).

Including cash outflows in the three month period to 29 September 2012 of $11 million (2011 – $4 million) relating to restructuring and rationalisation costs.

C	Cash and cash equivalents at the end of the period are net of overdrafts of $28 million (1 October 2011 – $27 million, 31 December 2011 – $23 million).

SMITH & NEPHEW plc

2012 QUARTER THREE RESULTS (continued)

Unaudited Group Statement of Changes in Equity for the nine months to 29 September 2012

	Share	Share	Treasury	Other	Retained	Total
	capital	premium	shares*	reserves**	earnings	equity
	$m	$m	$m	$m	$m	$m

At 1 January 2012 (audited)	191	413	(766)	91	3,258	3,187
Total comprehensive income (A)	—	—	—	13	544	557
Equity dividends paid/accrued	—	—	—	—	(186)	(186)
Share based payments recognised	—	—	—	—	29	29
Cost of shares transferred to beneficiaries	—	—	20	—	(20)	—
Issue of ordinary share capital	1	54	—	—	—	55

At 29 September 2012	192	467	(746)	104	3,625	3,642

	Share	Share	Treasury	Other	Retained	Total
	capital	premium	shares*	reserves**	earnings	equity
	$m	$m	$m	$m	$m	$m

At 1 January 2011 (audited)	191	396	(778)	116	2,848	2,773
Total comprehensive income (A)	—	—	—	10	385	395
Equity dividends paid/accrued	—	—	—	—	(146)	(146)
Purchase of own shares	—	—	(6)	—	—	(6)
Share based payments recognised	—	—	—	—	23	23
Cost of shares transferred to beneficiaries	—	—	13	—	(9)	4
Issue of ordinary share capital	—	14	—	—	—	14

At 1 October 2011	191	410	(771)	126	3,101	3,057

*	Treasury shares include shares held by the Smith & Nephew Employees’ Share Trust.

**	Other reserves comprise gains and losses on cash flow hedges, exchange differences on translation of foreign operations and the difference arising as a result of translating share capital and share premium at the rate on the date of redenomination instead of the rate at the balance sheet date.

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2012 QUARTER THREE RESULTS (continued)

NOTES

1.	These interim financial statements have been prepared in conformity with IAS 34 Interim Financial Reporting. The financial information herein has been prepared on the basis of the accounting policies set out in the annual accounts of the Group for the year ended 31 December 2011. Smith & Nephew prepares its annual accounts on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), IFRS as adopted by the European Union (“EU”) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The Group has adequate financial resources and its customers and suppliers are diversified across different geographic areas. The directors believe that the Group is well placed to manage its business risk successfully. The directors have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing the interim financial statements.

The financial information contained in this document does not constitute statutory accounts as defined in section 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion and did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2011, which have been delivered to the Registrar of Companies.

2.	Adjusted earnings per ordinary share (“EPSA”) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

EPSA has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 895 million (2011 – 891 million). The diluted weighted average number of ordinary shares in issue is 900 million (2011 – 895 million).

3 Months 2011 $m		3 Months 2012 $m			Notes	9 Months 2012 $m		9 Months 2011 $m
133		134		Attributable profit		587		442
				Adjustments:
5		10		Restructuring and rationalisation costs	7	30		7
9		10		Amortisation of acquisition intangibles		30		27
—		—		Profit on disposal of net assets held for sale	10	(251)		—
(3)		(5)		Taxation on excluded items	8	89		(7)

144		149		Adjusted attributable profit		485		469

16.2	¢	16.6	¢	Adjusted earnings per share		54.2	¢	52.6	¢
16.1	¢	16.6	¢	Adjusted diluted earnings per share		53.9	¢	52.4	¢

3.	The Orthopaedics and Endoscopy business units, reported separately in the annual accounts of the Group for the year ended 31 December 2011, have been combined into a single operating entity named Advanced Surgical Devices. This segmentation reflects the revised Group structure announced in August 2011. Revenue, trading profit, operating profit and total assets by business segment comparative figures have been restated accordingly.

SMITH & NEPHEW plc

2012 QUARTER THREE RESULTS (continued)

4.	Revenue by segment for the three months and nine months to 29 September 2012 was as follows:

3 Months 2011 $m	3 Months 2012 $m		9 Months 2012 $m	9 Months 2011 $m	Underlying growth in revenue %
					3 Months	9 Months
		Revenue by business segment
774	698	Advanced Surgical Devices	2,311	2,416	—	2
258	254	Advanced Wound Management	749	748	4	4

1,032	952		3,060	3,164	1	2

		Revenue by geographic market
421	378	United States	1,236	1,295	2	2
497	460	Other Established Markets (D) (E)	1,474	1,533	(1)	1
114	114	Emerging and International Markets	350	336	6	9

1,032	952		3,060	3,164	1	2

D	Other Established Markets comprises Canada, Europe, Japan, Australia and New Zealand.

E	Includes United Kingdom nine months revenue of $214 million (2011 – $211 million) and three months revenue of $72 million (2011 – $71 million).

Underlying revenue growth by business segment is calculated by eliminating the effects of translational currency and disposals. Reported growth reconciles to underlying growth as follows:

		Constant
	Reported	currency		Underlying
	growth in	exchange	Disposals	growth in
	revenue	effect	effect	revenue
	%	%	%	%
9 Months
Advanced Surgical Devices	(4)	2	4	2
Advanced Wound Management	—	4	—	4

	(3)	2	3	2

3 Months
Advanced Surgical Devices	(10)	3	7	—
Advanced Wound Management	(2)	6	—	4

	(8)	4	5	1

SMITH & NEPHEW plc

2012 QUARTER THREE RESULTS (continued)

5.	Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Operating profit reconciles to trading profit as follows:

3 Months 2011 $m	3 Months 2012 $m		Notes	9 Months 2012 $m	9 Months 2011 $m
191	187	Operating profit		633	648
5	10	Restructuring and rationalisation costs	7	30	7
9	10	Amortisation of acquisition intangibles		30	27

205	207	Trading profit		693	682

Operating and trading profit by segment for the three months and nine months to 29 September 2012 were as follows:

		Operating Profit by business segment
128	131	Advanced Surgical Devices		476	484
63	56	Advanced Wound Management		157	164

191	187			633	648

		Trading Profit by business segment
139	149	Advanced Surgical Devices		528	510
66	58	Advanced Wound Management		165	172

205	207			693	682

6.	Total assets by business segment as at 29 September 2012 were as follows:

31 Dec 2011 $m		29 Sep 2012 $m	1 Oct 2011 $m
3,396	Advanced Surgical Devices	3,506	3,495
819	Advanced Wound Management	900	791

4,215	Operating assets by business segment	4,406	4,286
125	Assets held for sale	—	—
407	Unallocated corporate assets (F)	591	535

4,747	Total assets	4,997	4,821

F	Consisting of deferred tax assets and cash and cash equivalents.

7.	Restructuring and rationalisation costs of $30 million (2011 – $7 million) were incurred in the nine month period to 29 September 2012. These relate mainly to people costs associated with the structural and process changes announced in August 2011. No costs (2011 – $7 million) were incurred in relation to the earnings improvement programme which was completed in 2011.

The charge in the three month period to 29 September 2012 was $10 million (2011 – $5 million). These relate mainly to people costs associated with the structural and process changes announced in August 2011. No costs (2011 – $5 million) were incurred in relation to the earnings improvement programme which was completed in 2011.

SMITH & NEPHEW plc

2012 QUARTER THREE RESULTS (continued)

8.	Of the $298 million (2011 – $196 million) taxation charge for the nine months, $282 million (2011 – $156 million) relates to overseas taxation. Taxation of $209 million (2011 – $203 million) for the nine months on the profit before restructuring and rationalisation costs, amortisation of acquisition intangibles and profit on disposal of net assets held for sale is at the full year effective rate. In 2012, a net taxation charge of $89 million (2011 – taxation benefit of $7 million) arose on profit on disposal of net assets held for sale after adjusting for restructuring and rationalisation costs and amortisation of acquisition intangibles.

In March 2012, the UK Government announced that the UK tax rate for accounting periods starting on or after 1 April 2013 will be reduced to 23%. The relevant legislation has been enacted in 2012. The deferred tax impact of this change will result in a credit which has been taken into account in calculating the effective tax rate for the year ending on 31 December 2012.

9.	The 2011 final dividend of $97 million was paid on 9 May 2012. The first interim dividend of 2012 of 9.90 US cents per ordinary share was declared by the Board on 1 August 2012. This was paid on 30 October 2012 to shareholders whose names appeared on the register at the close of business 12 October 2012. The sterling equivalent per ordinary share was set at 6.13 pence.

10.	In January 2012, the Group announced its intention to sell the Clinical Therapies business (“CT business”) to Bioventus LLC (“Bioventus”). This was completed on 4 May 2012 for a total consideration of $367 million and resulted in a profit before taxation of $251 million. The revenue of the CT business in the four month period to disposal was $69 million and profit before taxation was $12 million. The details of the transaction are set out below:

$m
Loan note receivable from Bioventus (included within Other financial assets)	160
Investment of 49% in Bioventus	104
Cash	103

Total consideration	367
Net assets of businesses disposed and disposal transaction costs	(116)

Profit before taxation	251

Interest is due on the $160 million loan note from Bioventus and will accrue from the issue date. For the period to May 2014, interest will be added to the outstanding principal amount.

11.	The movement in investment in associates for the nine month period ended 29 September 2012 is set out below:

	29 Sep 2012 $m	1 Oct 2011 $m
Balance at 1 January	13	13
Investment of 49% in Bioventus	104	—
Additional investment in Bioventus	10	—
Share of profit from associates	4	—
Dividends received	(2)	—

	129	13

SMITH & NEPHEW plc

2012 QUARTER THREE RESULTS (continued)

12.	Net cash/(debt) as at 29 September 2012 comprises:

	29 Sep 2012 $m	1 Oct 2011 $m
Cash and bank	245	292
Short-term investments	200	—

Cash and cash equivalents	445	292
Long-term borrowings	(16)	(16)
Bank overdrafts and loans due within one year	(53)	(473)
Net currency swap assets (G)	3	1

	379	(196)

The movements in the period were as follows:
Opening net debt as at 1 January	(138)	(492)
Cash flow before financing activities	556	380
Proceeds from issue of ordinary share capital	55	14
Proceeds from own shares	—	4
Purchase of own shares	—	(6)
Equity dividends paid	(97)	(88)
Exchange adjustments	3	(8)

Closing net cash/(debt)	379	(196)

G	Net currency swap assets of $3 million (2011 – $1 million) comprise $3 million (2011 – $2 million) of current assets derivatives within trade and other receivables and $nil (2011 – $1 million) of current liability derivatives within trade and other payables.

SMITH & NEPHEW plc

2012 QUARTER THREE RESULTS (continued)

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW plc

Introduction

We have been engaged by the Company to review the interim financial statements in the interim financial report for the three and nine months ended 29 September 2012 which comprises the Group Income Statement, Group Statement of Comprehensive Income, Group Balance Sheet, Condensed Group Cash Flow Statement, Group Statement of Changes in Equity and the related notes 1 to 12. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the interim financial statements.

This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The interim financial statements included in this interim financial report have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the interim financial statements in the interim financial report for the three and nine months ended 29 September 2012 based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Review Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements in the interim financial report for the three and nine months ended 29 September 2012 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

Ernst & Young LLP

London

31 October 2012